November 26, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           ProShares Trust
(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 132 under the Securities Act and Amendment No. 141 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, relating to .

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Amy R. Doberman

Amy R. Doberman
Chief Legal Officer and Secretary of ProShares Trust